Exhibit 99.1

Agria Subsidiary PGG Wrightson Announces Trading Update

BEIJING, CHINA--( Jun 19, 2014) - Agria Corporation (NYSE: GRO) (the "Company" or "Agria"), a global agricultural company, today announced interim trading results and updated guidance at its majority-owned subsidiary PGG Wrightson Ltd. ("PGW"). The Company noted that despite localized challenges, sales performance over the past six months met expectations. PGW now expects full fiscal year operating EBITDA (earnings before interest, tax, depreciation and amortisation) in the range of NZ$56 to NZ$58 million (US$48 to US$50 million), up from the previously guidance range of NZ$52 to NZ$56 million (US$45 to US$48 million) indicated in February this year.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.